REINWALD O'CONNOR & PLAYDON LLP                                    EXHIBIT 2.1
A LIMITED LIABILITY LAW PARTNERSHIP

JERROLD K. GUBEN     3107-0
Pacific Guardian Center
Makai Tower,  24th Floor
733 Bishop Street
Honolulu, Hawaii  96813
Telephone:  (808) 524-8350

Attorney for Debtor, AQUASEARCH, INC.


                      IN THE UNITED states BANKRUPTCY COURT

                           FOR THE DISTRICT OF HAWAII

In re                           Case No. 01-04260
                                (Chapter 11)
AQUASEARCH, INC.
a Colorado corporation, ,       MOTION TO APPROVE DISCLOSURE STATEMENT AND
                                SCHEDULE HEARING TO CONFIRM PLAN OF
               Debtor.          REORGANIZATION; EXHIBITS A TO F

                                DISCLOSURE STATEMENT HEARING
                                DATE:         MAY 20, 2002
                                TIME:         9:30 A.M.
                                JUDGE:        HONORABLE ROBERT J. FARIS

                                PLAN CONFIRMATION HEARING (See Disclosure
                                Statement for Voting and Objecting Procedures)
                                DATE:
                                TIME:
                                JUDGE:        HONORABLE ROBERT J. FARIS

----------------------------------

                                TABLE OF CONTENTS


I. INTRODUCTION................................................................1

    A. Purpose of This Document................................................1

    B. Deadlines for Voting and Objecting; Date of Plan
          Confirmation Hearing........................3
       1. Time and Place of the Confirmation Hearing...........................3
       2. Deadline For Voting For or Against the Plan..........................3
       3. Deadline For Objecting to the Confirmation of the Plan...............4
       4. Identity of Person to Contact for More Information
                Regarding the Plan.............................................4

    C. Disclaimer..............................................................4

II. BACKGROUND.................................................................5

    A. Description and History of the Debtor's Business........................5

    B. Events Leading to the Entry of the Order for Relief and
            Post-Petition Operations.......................................... 6

III. SUMMARY OF THE REORGANIZATION PLAN........................................9

    A. Statutory Non-Voting Classes............................................9
       1. Class 1:  Superpriority Administrative Claims -
             11 U.S.C.ss.364(c)(1).....................9
       2. Class 2:  Administrative Claims -- 11 U.S.C.ss.507(a)(1).............9
       3. Class 3: Priority Employee Wage and "Gap" Period Claims -
             11 U.S.C.ss.507(a)(2) and (a)(3).................................10
       4. Class 4:  11 U.S.C.ss.507(a)(8) - Priority Tax Claims...............11

    B. Voting Creditor Class..................................................11
       1. Class 5:  General Unsecured Creditor Claims.........................11

    C. Voting Equity Interest Class...........................................12
       1. Class 6:  Equity Security Interest Holders..........................12

IV. DISTRIBUTION OF FUNDS TO CLAIMANTS........................................13

    A. Financing and Distribution of Funds....................................13

V. DISPUTED CLAIMS............................................................15

VI. EXECUTORY CONTRACTS AND UNEXPIRED LEASES..................................15

VII. POST-CONFIRMATION PROVISIONS.............................................16

    A. Corporate Matters......................................................16

    B. Discharge of Debtor....................................................17

    C. Modification, Revocation, or Withdrawal of the Plan....................17

VIII. CONFIRMATION REQUIREMENTS AND PROCEDURES................................17

    A. Who May Vote or Object.................................................18


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

       1. Who May Object to Confirmation of the Plan..........................18
       2. Who May Vote to Accept/Reject the Plan..............................18
           a) What Is an Allowed Claim/Interest...............................18
       3. Voting Procedures...................................................19
       4. Request for Confirmation Despite Non-acceptance
           by Impaired Class(es)................... ..........................19

IX. CONFIRMATION..............................................................20

    A. Confirmation Hearing...................................................20

    B. Confirmation by Cramdown...............................................20

    C. Feasibility............................................................21

    D. Best Interest of the Creditors Test....................................21

    E. Consummation...........................................................26
       1. Funding of Plan.....................................................26
           a) Class 1:  Superpriority Administrative Claims...................26
           b) Class 2:  Administrative Expense Claims.........................27
           c) Class 3:  "Gap" Period and Pre-Petition Wage Priority Claims....27
           d) Class 4:  Priority Tax Claims...................................27
           e) Class 5:  Unsecured Claims......................................28
           f) Class 6:  Equity Security Interest Holders......................28

    F. Debtor's Management After Confirmation.................................28

    G. Risk Factors...........................................................29

    H. Alternatives To Confirmation And Consummation Of The Plan..............29

    I. Continued Payments to the U.S. Trustee.................................30

    J. Retention of Jurisdiction and Non-Bankruptcy Rights....................30











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


                   MOTION TO APPROVE DISCLOSURE STATEMENT AND
               SCHEDULE HEARING TO CONFIRM PLAN OF REORGANIZATION

I.         INTRODUCTION

                     Aquasearch, Inc. is the Debtor in a Chapter 11 bankruptcy case. On October 30, 2001, an involuntary petition was filed and the Order for Relief was entered on November 30, 2001. A Chapter 11 allows the Debtor, and under some circumstances, creditors and other parties in interest, to propose a plan of reorganization ("Plan"). The Plan may provide for the Debtor to reorganize by continuing to operate, to liquidate by selling assets of the estate, or a combination of both. Aquasearch, Inc. and Chardan Ventures, LLC are the proponents of the Plan sent to you in the same envelope as this document. THE DOCUMENT YOU ARE READING IS THE DISCLOSURE STATEMENT FOR THE ENCLOSED PLAN.


                     This is a rehabilitation plan. SEE Exhibit A. In other words, the Proponents seek to accomplish payments under the Plan by continuing to operate the business. The Effective Date of the proposed Plan is 30 days after the entry of the Order confirming the Plan.

A.      PURPOSE OF THIS DOCUMENT

                     This Disclosure Statement summarizes what is in the Plan and tells you certain information relating to the Plan and the process that the Court follows in determining whether or not to confirm the Plan.

                     READ THIS DISCLOSURE STATEMENT CAREFULLY IF YOU WANT TO KNOW ABOUT:

                     (1)    WHO CAN VOTE OR OBJECT,

                     (2) WHAT THE TREATMENT OF YOUR CLAIM IS (i.e., what your claim will receive if the Plan is confirmed), AND HOW THIS TREATMENT COMPARES TO WHAT YOUR CLAIM WOULD RECEIVE IN LIQUIDATION,

                     (3) THE HISTORY OF THE DEBTOR AND SIGNIFICANT EVENTS DURING THE BANKRUPTCY,

                     (4) WHAT THINGS THE COURT WILL LOOK AT TO DECIDE WHETHER OR NOT TO CONFIRM THE PLAN,

                     (5)    WHAT IS THE EFFECT OF CONFIRMATION, AND

                     (6)    WHETHER THIS PLAN IS FEASIBLE.

                     This Disclosure Statement cannot tell you everything about your rights. You should consider consulting your own lawyer to obtain more specific advice on how this Plan will affect you and what is the best course of action for you.

                     Be sure to read the Plan as well as the Disclosure Statement. If there are any inconsistencies between the Plan and the Disclosure Statement, the Plan provisions will govern.

                     The Code requires a Disclosure Statement to contain "adequate information" concerning the Plan. The Bankruptcy Court ("Court") has approved this document as an adequate Disclosure Statement, containing enough information to enable parties affected by the Plan to make an informed judgment about the Plan. Any party can now solicit votes for or against the Plan.

B.         DEADLINES FOR VOTING AND OBJECTING; DATE OF PLAN CONFIRMATION HEARING

                     THE COURT HAS NOT YET CONFIRMED THE PLAN DESCRIBED IN THIS DISCLOSURE STATEMENT. IN OTHER WORDS, THE TERMS OF THE PLAN ARE NOT YET BINDING ON ANYONE. HOWEVER, IF THE COURT LATER CONFIRMS THE PLAN, THEN THE PLAN WILL BE BINDING ON THE DEBTOR AND ON ALL CREDITORS AND EQUITY SECURITY INTEREST HOLDERS IN THIS CASE.

1.         TIME AND PLACE OF THE CONFIRMATION HEARING
           ------------------------------------------

                     The hearing where the Court will determine whether or not to confirm the Plan will take place on ___________________ at _____ __.m., in Courtroom 350L, in the United States Bankruptcy Court for the District of Hawaii, 1132 Bishop Street, Honolulu, Hawaii 96813.

2.         DEADLINE FOR VOTING FOR OR AGAINST THE PLAN

                     If you are entitled to vote, it is in your best interest to timely vote on the enclosed ballot and return the ballot to:

                          Jerrold K. Guben, Esq.
                          Reinwald O'Connor & Playdon LLP
                          Pacific Guardian Center
                          Makai Tower, 24th Floor
                          733 Bishop Street
                          Honolulu, Hawaii 96813





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

                          and

                          Clerk of the United States Bankruptcy Court
                          1132 Bishop Street, Suite 250L
                          Honolulu, HI 96813


                      Your ballot must be received by ________________, or it may not be counted.

3.         DEADLINE FOR OBJECTING TO THE CONFIRMATION OF THE PLAN
           ------------------------------------------------------

                     Objections to the confirmation of the Plan must be filed with the Court and served upon Jerrold K. Guben, Esq. by

4.         IDENTITY OF PERSON TO CONTACT FOR MORE INFORMATION REGARDING THE PLAN
           ---------------------------------------------------------------------

                     Any interested party desiring further information about the Plan should contact:
                               JERROLD K. GUBEN, ESQ.
                               Reinwald O'Connor & Playdon
                               Makai Tower,  24th Floor
                               733 Bishop Street
                               Honolulu, Hawaii  96813
                               Telephone:  (808) 524-8350
                               Facsimile: (808) 521-8638
C.         DISCLAIMER

                     The financial data relied upon in formulating the Plan is based on information provided by the Debtor. The Plan Proponents represent that everything stated in the Disclosure Statement is true to the Proponents' best knowledge. The Court has not yet determined whether or not the Plan is confirmable and makes no recommendation as to whether or not you should support or oppose the Plan.

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

II.        BACKGROUND

           A.   DESCRIPTION AND HISTORY OF THE DEBTOR'S BUSINESS.

                     The Debtor is a company engaged in the manufacture and sale of AstaFactor, a brand of perishable nutraceutical containing astaxanthin, a substance derived from a species of living microalgae. The Debtor also engages in federally-sponsored research on the use of living microalgae to combat global warming. If the Debtor successfully reorganizes, it also intends to engage in the discovery and development of other nutraceutical products and prescription drugs from living microalgae and other microbial aquatic plants, and perhaps other sources.. The Debtor has built a reputation as a leader in large scale "photobioreactor" technology - the technology for accelerating the growth of microalgae for commercial use in medicine and high value commodities. The Debtor owns a basic U.S. patent that has also been registered in several foreign countries. Aquasearch was voted the "Technology Company of the Year" by the Hawaii Technology Trade Association in 2000.

                     The Debtor's business is headquartered at the Hawaii Ocean Science and Technology (HOST) Park, administered by the Natural Energy Laboratory of Hawaii Authority (NELHA) at Keahole Point in Kailua-Kona, Hawaii.

                     The Debtor's first nutraceutical product, "The AstaFactor(TM)," is a natural anti-inflammatory, anti-oxidant product sold over-the-counter at more than 60 retail outlets in Hawaii, including all Longs

Drugs and Wal-Mart stores. The Debtor expanded its marketing of AstaFactor(TM) to Longs Drug stores in San Diego County, California beginning in late 2001. The Debtor also markets its products through ASTAFACTOR.COM, the Debtor's informational and marketing website, and via a toll-free number the Debtor operates to take orders placed by the general public.

                     In addition to the revenue it generates from the production and sale of the AstaFactor, the Debtor has an ongoing contract to conduct research for the Department of Energy on the industrial-scale use of living microalgae to sequester greenhouse gases as a way to alleviate global warming. The Debtor currently has all personnel, equipment and facilities to continue to operate in relation to this contract. The income from the Department of Energy is contingent upon the reorganization of the Debtor, and would be subject to termination if the Debtor is not reorganized.

                     As of the Petition date, the Debtor employed approximately 14 persons, of which all were salaried. All but three of the Debtor's current employees have college degrees. The Debtor employs three persons with a Ph.D. and two persons with a M.Sc. None of the Debtor's employees is subject to a collective bargaining agreement.

B.      EVENTS LEADING TO THE ENTRY OF THE ORDER FOR RELIEF AND
        POST-PETITION OPERATIONS.

                     On October 30, 2001, an involuntary petition was filed against Aquasearch. On November 8, 2001, the Summons and involuntary petition were served on the Alleged Debtor and the Order for Relief was entered on November 30, 2001.

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

                     On November 19, 2001, Gregory Kowal, one of the petitioning creditors, filed a Motion to Appoint a Trustee. The hearing on the Motion was withdrawn upon the entry of the Order for Relief.

                     On November 30, 2001, the Debtor filed a motion to pay certain "gap" period employee claims for the month of November 2001. The Court authorized the payment of these expenses.

                     The Debtor filed a Motion to Incur Indebtedness Pursuant to 11 U.S.C.ss.364(c)(1) and the Court granted the Motion on December 3, 2001, authorizing the Debtor to incur indebtedness in the amount of $300,000. The Court approved the Debtor's second Motion to Incur Indebtedness Pursuant to 11 U.S.C. ss.364(c)(1) in an amount up to $200,000 on March 25, 2002 as ss.364(c)(1) debt.

                     The Court granted the Debtor's motion to employ Reinwald O'Connor & Playdon ("ROP") as the Debtor's general counsel. The Debtor has also retained the accounting firm of Buttke Bersch & Wanzek, and special securities counsel, Gelfand & Stein, and special intellectual property counsel, Brown Martin Haller & McClain, all with Court approval.

                     A creditors' committee has been formed and the law firm of Case Bigelow & Lombardi has been retained as counsel by the Committee. The Debtor organized a Special Bankruptcy Committee, including Mr. Richard Sherman, a member of the Debtor's Board of Directors, Mr. Gregory Kowal, one of the petitioning creditors and Richard Propper, a representative of Chardan Ventures, the Debtor-in-Possession's financier. The Debtor's pre-petition Board of Directors has remained in place. Mark Huntley resigned as chairman of the Board of Directors and David Tarnas was elected to succeed him. Mr. Huntley remains a member of the board of directors and Chief Technical Officer. Mr. Richard Sherman was designated "responsible person" of the Debtor.



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

                     The Debtor timely filed its Schedules and Statement of Financial Affairs.

                     The Debtor is a publicly-held company regulated by and reporting to the Securities and Exchange Commission ("SEC"). During the reorganization, the Debtor filed its FY 2001 Form 10K on February 27, 2002 and has filed its first quarter FY 2002 Form 10Q on March 22, 2002.

                     During the reorganization, the Debtor has continued to incur operating losses, as reported in the Monthly Operating Reports. The reported losses were $138,998 for December 2001; $172,625 for January 2002 and $151,082 for February 2002.

                     The Debtor has been able to maintain its operations and meet its post petition operating obligations despite these continuing losses only through use of the DIP financing provided by Chardan, with Court approval.

                     A claims bar date of April 4, 2002 has been fixed by the Court, and the Debtor, as part of the Plan Confirmation process, will review the filed proof of claims and reserves the right to file objections to any filed proof of claim or any claim scheduled by the Debtor in the scheduled filed with the Court.

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


                     During the Chapter 11, the Debtor has filed its Monthly Operating Reports. The Reports are on file with the Bankruptcy Court and the Office of the United States Trustee.

III.       SUMMARY OF THE REORGANIZATION PLAN

A.         STATUTORY NON-VOTING CLASSES.

           1.   CLASS 1:  SUPERPRIORITY ADMINISTRATIVE CLAIMS -
           -----------------------------------------------------
           11 U.S.C.SS.364(C)(1).
           ----------------

                     The Court has approved two (2) Orders authorizing the Debtor to incur indebtedness from Chardan Ventures ("Chardan") in the total amount of $500,000. That debt enjoys an administrative superpriority claim status pursuant to 11 U.S.C. ss.364(c)(1). The Class 1 Chardan claim will be repaid in full, as approved by the Court, including twelve percent (12%) interest. If this Plan is NOT confirmed, the Class 1 superpriority claim will be payable on the Effective Date of any confirmed Plan, or in the event of a liquidation, in full, in cash, prior to payment of any unsecured or other priority claims, except as provided for by the Bankruptcy Court's orders authorizing the incurring of debt.

                     The DIP financing has enabled the Debtor to continue operating during the period prior to the confirmation of the Plan. The Class 1 claim will be repaid in full, in cash, on the Effective Date. Class 1 is not impaired and will not vote to accept or reject the Plan.

2.         CLASS 2:  ADMINISTRATIVE CLAIMS -- 11 U.S.C.SS.507(A)(1).
           --------------------------------------------------------

                     Section 1129(a)(9)(A) requires that all post-petition administrative claims be paid in full, in cash, on the Effective Date of the Plan. The Plan provides for the full payment of the allowed administrative claims, unless the administrative claimant agrees to be treated otherwise.

                     As of the filing of the Disclosure Statement, the Class 2 administrative claims include the fees of the following professionals: Debtor's bankruptcy counsel, Reinwald O'Connor & Playdon LLP; Debtor's special securities counsel, Gelfand & Stein; Debtor's special intellectual property counsel, Brown Martin Haller & McClain; and Debtor's accountant, Buttke Bersch & Wanzek PC. Claims of the Debtor's professionals will only be paid after the professional files an application with the Court and the allowance and awards are approved. Other Class 2 claims include any unpaid operating claims, not paid in the ordinary course of business, during the reorganization. The Debtor will move the Court to fix an administrative claims bar date. The non-professional Class 2 claims as of March 23, 2002 are set forth in Exhibit B. The Debtor reserves the right to amend and update the administrative claims prior to the Effective Date, and make payments to administrative creditors in the ordinary course of business.

                     The Class 2 claimants are not impaired and will not vote to accept or reject the Plan.

3.         CLASS 3: PRIORITY EMPLOYEE WAGE AND "GAP" PERIOD CLAIMS
           --------------------------------------------------------
           -- 11 U.S.C.SS.507(A)(2) AND (A)(3).
           -----------------------------------


                     The Debtor will pay all pre-petition wage priority claims, 11 U.S.C.ss.507(a)(3), and any unpaid "gap" period claims for the October 30, 2001 to November 30, 2001 period, 11 U.S.C. ss.507(a)(2), in full, in cash, on the Effective Date. To the extent that a claimant's ss.507(a)(3) "priority" wage claim exceeds $4,650 per claimant earned in the 90-day period prior to the filing of the involuntary petition, the wage claimant will have a Class 5 unsecured, non-priority claim.

                     Class 3 priority wage claimants and "gap" period creditors will be paid the full amount of their priority wage and "gap" period claims, in cash, on the Effective Date. SEE Exhibit C. The Class 3 claimants are not impaired and will not vote to accept or reject the Plan.


4.         CLASS 4:  11 U.S.C.SS.507(A)(8) - PRIORITY TAX CLAIMS.
           -----------------------------------------------------

                     The Plan will pay the filed and allowed priority tax claims, in full, according to the provisions of ss.1129(a)(9)(C). The payments to the Class 4 claimants will be made quarterly, at the statutory interest rate, and all allowed Class 4 claims will be fully satisfied within six (6) years from the date of assessment.
                     The Debtor reserves the right to accelerate the payment of all Class 4 claims, without further court order or approval of the Class 4 claimants.
                     The Class 4 claimants are not impaired and will not vote to accept or reject the Plan.

B.         VOTING CREDITOR CLASS.
1.         CLASS 5:  GENERAL UNSECURED CREDITOR CLAIMS.
           -------------------------------------------
                     On the Effective Date of the Plan, all allowed unsecured claims will be paid fifteen percent (15%) of the allowed claim, in cash. The Debtor estimates the Class 5 claims at $5.5 million.

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

                     Class 5 includes the following:

                     (1).......pre-petition unsecured claims, including trade
creditors, professional service firms and holders of promissory notes;

                     (2).......pre-petition employee wage claims in excess of
$4,650 earned during the 90 day period preceding the filing of the involuntary petition on October 30, 2001 or any amount earned prior to the 90 day period;

                     (3)......employee bonus payments;

                     (4).......claims arising out of pending pre-petition
lawsuits to the extent that insurance does not satisfy any judgment.

                     SEE Part V for the disposition of "disputed" claims. The Debtor reserves the right to object to any filed proof of claim or scheduled claim.

                     Attached as Exhibit D is the Debtor's estimate of the Class 5 claims. Class 5 is impaired and will vote to accept or reject the Plan.

C.         VOTING EQUITY INTEREST CLASS.

1.         CLASS 6:  EQUITY SECURITY INTEREST HOLDERS.
           ------------------------------------------

                     The Class 6 equity security interest holders will receive approximately thirty-two percent (32%) of the reorganization stock to be distributed, as provided for below. The balance of the reorganization stock will be issued to the parties financing the reorganization plan. Class 6 interest holders will receive the reorganization stock on the Effective Date.

                     Upon the confirmation of the Plan, the Debtor's corporate charter will be amended to increase the number of authorized shares from the current 150 million to 450 million shares. That will allow the reorganization stock to be distributed to current equity holders as follows:



            PRE-PETITION                    REORGANIZATION
          EQUITY INTEREST                       STOCK
       ================================== ===================

           One (1) Share                   One (1) Share

           Five (5) Warrants               One (1) Share


Approximately 130 million shares of reorganization stock will be distributed in this way. The exact number of shares will be determined after all claims related to stock ownership and warrants are finalized. The reorganization stock attributable to each Class 6 equity security holder will be distributed on the Effective Date.

                     Class 6 is an impaired class and will vote to accept or reject the Plan.

IV.        DISTRIBUTION OF FUNDS TO CLAIMANTS

A.         FINANCING AND DISTRIBUTION OF FUNDS.

                     The financing of the Plan will come from two sources. One will be in the form of equity investment as the result of a merger (the "Merger") with Aqua RM Co., Inc. ("ARM"). The second is revenue derived from various commercial contracts, including the licensing of the Debtor's intellectual property, the grant of certain international distribution rights and the sale of products (the "Contracts"). The total amount of financing from these sources will be approximately $3.5 million. Roughly half that amount will come to the Debtor as an equity investment resulting from the Merger with ARM, between the reorganized Debtor and ARM, which will have that amount in net asset value, principally in the form of cash and cash equivalents. The remaining portion will be realized as net revenue generated by the Contracts. However, the Contracts provide that they will not take effect until the Plan is confirmed, and only if the Plan is confirmed.

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


                     In exchange for the investment to be realized through the Merger and the benefits to be derived from the Contracts, which have been procured by ARM, the shareholders of ARM will receive approximately 68% of the reorganization stock of the Debtor in exchange for their ARM stock. The final percentages and specific share amounts will be calculated and furnished as an amendment to the Plan once the accepted claims associated with current equity ownership and outstanding warrants are determined, but they are not expected to vary by more than 1% of the total reorganization stock.

                     The funds from the Merger and the Contracts will suffice to finance the payment to the Class 5 creditors and all of the administrative and priority claims. It will also leave the Debtor with substantial working capital. Other agreements associated with the Contracts, although not formally part of the Plan, will generate additional revenue for the Debtor that will help it to sustain its operations. The associated agreements will also be conditioned on the confirmation of the Plan.

                     The funds to be paid to the Administrative Priority and Class 5 claimants will be deposited at least seven (7) days prior to the Effective Date of the Plan.

V.         DISPUTED CLAIMS

                     Notwithstanding the Debtor's schedules, the Debtor may file objections to any filed or scheduled claim. If an objection to any claim is resolved prior to the Effective Date, the claimant will participate in the initial distribution.

                     If the objection to any claim or interest is not resolved by the Effective Date of the Plan, the Debtor will retain in a Court-monitored account an amount sufficient to satisfy the amount of the claim that is in dispute, with the portion not in dispute, if any, being paid on the Effective Date. The Debtor will satisfy any disputed claim allowed by the Court by making a disbursement from the reserve account upon the entry of the Court order allowing the disputed claim. Any balance remaining in the reserve account following resolution of all disputed claims will be returned to the Debtor.

VI.        EXECUTORY CONTRACTS AND UNEXPIRED LEASES

                     The Debtor's executory contract and unexpired leases are listed in Exhibit E, Schedule of Executory Contracts and Unexpired Leases.

                     On the confirmation date, the Debtor will assume or reject the executory contracts or unexpired leases in Exhibit E as provided for by 11 U.S.C. ss.365. On March 18, 2002, the Debtor assumed the State of Hawaii, Natural Energy Laboratory of Hawaii Authority permit. Other executory contracts with the United States Department of Energy and the University of Hawaii will be assumed or rejected prior to the confirmation date, or in the Plan of Reorganization.



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

                     To the extent that there are any monetary and non-monetary defaults for any executory contract or unexpired lease, the Debtor will cure any and all defaults on the Effective Date of the Plan.

                     To the extent that the Debtor rejects any executory contract, the non-debtor will be allowed a ss.365(g) and ss.502(g) claim upon the entry of the order approving the rejection of the contract or the confirmation of the Plan.

                     Any executory contract or unexpired lease not expressly assumed by this Plan will be deemed rejected, and the non-debtor will have 30 days after the confirmation of the Plan to file a Class 5 claim.

VII.       POST-CONFIRMATION PROVISIONS
A.         CORPORATE MATTERS.

                     Until the Effective Date of the Plan, the Debtor-in-Possession's management will remain in place. Mr. Harry (Doc) Dougherty is serving as the interim President and Chief Executive Officer of the Debtor-in-Possession.

                     Mark E. Huntley is the Chief Technical Officer of the
Debtor.

                     The Debtor will seek a successor to Mr. Dougherty, who will continue as "acting" President until his successor is installed. The reorganized Debtor's Board will have five (5) members, which may or may not include members of the existing Board.

                     The Debtor-in-Possession's present Board of Directors include:

                             David Tarnas, Chairman
                             Earl S. Fusato
                             Mark E. Huntley, Ph.D.
                             Richard Sherman

B.         DISCHARGE OF DEBTOR.

                     Pursuant to ss.1141(d)(1)(A), the Debtor will be discharged of any and all claims arising prior to October 30, 2001. All claims of creditors will be resolved in the Plan and after the confirmation of the Plan, the claimants will have no claims or rights against the reorganized Debtor.

                     Upon the confirmation of the Plan, pursuant to 11 U.S.C.ss.1141(d)(1)(B), the Debtor's equity interests will be cancelled, and will be replaced by reorganization stock issued in accordance with the Plan.

C.         MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN.

                     The Plan may be modified pursuant to ss.1127 any time prior to the consummation of the Plan.

                     If the Plan is not confirmed, the Debtor will move to sell the assets of the Debtor pursuant to ss.363(b).

VIII.      CONFIRMATION REQUIREMENTS AND PROCEDURES

                     PERSONS OR ENTITIES CONCERNED WITH CONFIRMATION OF THIS PLAN SHOULD CONSULT WITH THEIR OWN ATTORNEYS BECAUSE THE LAW ON CONFIRMING A PLAN OF REORGANIZATION IS VERY COMPLEX. The following discussion is intended solely for the purpose of alerting readers about basic confirmation issues, which they may wish to consider, as well as certain deadlines for filing claims. The proponent CANNOT and DOES NOT represent that the discussion contained below is a complete summary of the law on this topic.


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                     Many requirements must be met before the Court can confirm a Plan. Some of the requirements include that the Plan must be proposed in good faith, the Plan must be accepted by at least one impaired class, the Plan must provide for creditors to receive at least as much as they would receive in a Chapter 7 liquidation, and the Plan must be feasible. These requirements are NOT the only requirements for confirmation.

A.         WHO MAY VOTE OR OBJECT.
1.         WHO MAY OBJECT TO CONFIRMATION OF THE PLAN.
           ------------------------------------------

                     Any party in interest may object to the confirmation of the Plan, but as explained below not everyone is entitled to vote to accept or reject the Plan. SEE Exhibit F, form of Ballot.

2.         WHO MAY VOTE TO ACCEPT/REJECT THE PLAN.
           --------------------------------------

                     A creditor or interest holder has a right to vote for or against the Plan if that creditor or interest holder has a claim which is both (1) allowed or allowed for voting purposes and (2) classified in an impaired class. Any assignee of claims that have been transferred or assigned may, pursuant to Rule 3001(e), F.R.Bk.P., vote the assigned or transferred claim to the same extent and with the same priority that the transferor-creditor had the right to vote the claim.

a)         WHAT IS AN ALLOWED CLAIM/INTEREST.
           ---------------------------------

                     As noted above, a creditor must first have an ALLOWED CLAIM OR INTEREST to have the right to vote. Generally, any proof of claim or interest will be allowed, unless a party in interest brings a motion objecting to the claim. When an objection to a claim or interest is filed, the creditor or holder of the claim or interest cannot vote unless the Court, after notice and hearing, either overrules the objection or allows the claim or interest for voting purposes.

                     THE BAR DATE FOR FILING A PROOF OF CLAIM IN THIS CASE WAS APRIL 4, 2002. However, a creditor or interest holder may have an allowed claim or interest even if a proof of claim or interest was not timely filed. A claim is deemed allowed if (1) it is scheduled on the Debtor's schedules and such claim is not scheduled as disputed, contingent, or unliquidated, and (2) no party in interest has objected to the claim. An interest is deemed allowed if it is scheduled and no party in interest has objected to the interest.

3.         VOTING PROCEDURES.
           -----------------

                     The Bankruptcy Code provides that classes which are to receive nothing under the proposed Plan are deemed to have rejected the Plan, without the solicitation of its vote.

                     The only classes that will vote to accept or reject the Plan will be the Class 5 claimants and Class 6 interest holders, all other classes are unimpaired and are deemed to have accepted the Plan.

4.        REQUEST FOR CONFIRMATION DESPITE NON-ACCEPTANCE BY IMPAIRED CLASS(ES).
          ---------------------------------------------------------------------

                     The party proposing this Plan may ask the Court to confirm this Plan by way of "cramdown" on any impaired class, if (a) the court deems that the class is an impaired class, AND (b) if any impaired class votes to accept the Plan.

                     The Debtor will request the Court to confirm the Plan by way of a "cram down" as provided for byss.1129(b)(2) if it is not accepted by either of the impaired classes (Classes 5 and 6).

IX.        CONFIRMATION

A.         CONFIRMATION HEARING.

                     The Confirmation Hearing will be held on ___________________. The hearing will allow parties objecting to the confirmation of the Plan to be heard, provided that they file objections to confirmation at least seven (7) days prior to the hearing.

                     To confirm the Plan, the Debtor must satisfy requirements of ss.1129(a)(1) to (a)(14), including ss.1129(a)(8).

                     If the Plan is not confirmed pursuant to ss.1129(a)(8), the Debtor will seek to confirm the Plan pursuant to the "cramdown"ss.1129(b).

B.         CONFIRMATION BY CRAMDOWN.

                     If the Debtor cannot obtain approval of the Plan by all of the impaired classes voting, then the Debtor will seek to confirm the Plan pursuant toss.1129(b)(2)(A) to (C).
                     The Plan has two (2) impaired classes, Classes 5 and 6, and if either of the two classes votes against the Plan, the Debtor will move to confirm the Plan pursuant toss.1129(b)(2).

C.         FEASIBILITY.

                     Section 1129(a)(11) requires that the Court, prior to confirmation, determine that confirmation will not be followed by a second reorganization or liquidation.

                     The Debtor's financial obligations under the Plan will be met through the investment occurring as a result of the Merger and the revenue generated under the Contracts. All funds necessary to pay the claims of Classes 1, 2 and 3 in full, and the first installment due to the Class 4 claimants, will be deposited seven (7) days before the Effective Date. In addition, a deposit sufficient to satisfy the payment of fifteen percent (15%) of the allowed Class 5 claims will also be made seven (7) days before the Effective Date.

                     Reorganization stock will be issued to the Class 6 equity security interest holders on or about the Effective Date, or as soon as thereafter as the Debtor is able to ascertain the number of shares to be allocated to each shareholder and warrant holder and arrange for the issuance of those shares. As the Plan provides for all existing equity interests to be cancelled and reorganization stock issued in its place, the distribution of the reorganization stock will not depend on return of the cancelled certificates.

                     Under the standards ofss.1129(a)(11), the Plan satisfies the feasibility test by having all necessary monetary payments on deposit before the Effective Date of the Plan. In addition, the Plan allows for enough working capital, giving the Debtor substantial prospects for achieving a positive cash flow.

D.         BEST INTEREST OF THE CREDITORS TEST.

                      Under Section 1129(a)(7), the Plan can be confirmed only if each holder of a claim or interest either (i) accepts the Plan or (ii) receives or retains under the Plan property of a value that, as of the Effective Date, is not less than the value such holder would receive or retain if the Debtor were liquidated under Chapter 7 of the Bankruptcy Code. To determine what holders of claims and equity interests of each impaired class would receive if the Debtor were liquidated under Chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtor's unencumbered assets and properties in the context of a Chapter 7 liquidation case. The cash amount that would be available for satisfaction of unsecured claims would consist of the proceeds resulting from the disposition of the unencumbered assets of the Debtor at the time of the commencement of the liquidation case. Such realized cash would be reduced by the amount of the costs and expenses of the liquidation, including the additional administrative and priority claims that may result from the termination of the Debtor's business by the Chapter 7 trustee, and the fees of any professionals employed by the trustee for the purposes of liquidation, for example, an appraiser, attorneys and other professionals, including real estate brokers or auctioneer, that a trustee may engage to dispose of the Debtor's properties. Other claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtor in Possession during the pendency of the Chapter 11 case and any rejection or breach of an executory contract or unexpired lease assumed during the Chapter 11, and any unpaid expenses incurred by the Debtor in Possession during the Chapter 11 case, such as compensation for the attorneys and other professionals. These claims, plus all of the claims of Classes 1 through 4 in the Chapter 11 case, would have to be paid in full from the liquidation proceeds before the balance of those proceeds, if any, would be made available to pay pre-petition unsecured (Class 5) creditors.

                     The Debtor has determined, after considering the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a Chapter 11 case, including: (i) the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to and brokers retained by such trustee; (ii) the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the "forced sale" atmosphere that would prevail; and (iii) the substantial increases in claims that would have to be satisfied on a priority basis relative to or on parity with creditors in the Chapter 11 case; that confirmation of the Plan will provide each holder of an unsecured claim with a recovery that is not less than such holder would receive pursuant to liquidation of the Debtor's assets under Chapter 7 of the Bankruptcy Code.

                     The Debtor also believes that the value of any distributions to each class of allowed claims in a Chapter 7 case would be less than the value of distributions under the Plan because such distributions in a Chapter 7 case would not occur for a substantial period of time. It is likely that a distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation in order to resolve claims and prepare for distributions. In the likely event litigation was necessary to resolve claims asserted in the Chapter 7 case, the delay could be prolonged beyond the one year period.

                     The Debtor's balance sheet filed with the Monthly Operating Reports and Scheduled reflect the Company's value as a going concern, not its liquidation value. It lists certain infrastructure improvements at the Debtor's Keahole Point facilities, where the Debtor is currently operating pursuant to a Natural Energy Laboratory of Hawaii Authority ("NELHA") month-to-month holdover permit, without an assignable lease. The Debtor's improvements, if they could be removed from the site and sold outside of an on-going operation, have scrap or negligible value. For purposes of this analysis, the Debtor estimates the liquidation value of the improvements at $50,000.

                     The Debtor's intellectual property ("IP"), consisting of the methods patent and software for the process control system, might have some value to companies that produce algae. However, as the company's financial performance has shown, the IP has not yet demonstrated its commercial value, which remains completely speculative. There is a small current income stream from the IP, but it is of limited duration. There is little reason to think that the Estate, in a liquidation, would receive meaningful compensation based on other than a possible stream of future royalties, with little or nothing in "up-front" payments.

                     As a going-concern, or "turnkey" operation, whereby a Chapter 7 trustee would sell (a) the improvements, and (b) the IP to a single purchaser, the purchaser, to realize the value of the purchase, would have to negotiate a long-term lease with NELHA. The NELHA standard form lease provides for rent to be based on 2% of the tenant's gross sales. That lease provision further hinders the ability to realize any meaningful value from the liquidation of the Debtor's Estate.


          The Debtor has prepared the following "Best Interest Analysis".

            Maximum Estimated Going-concern Value of Debtor's Improvements       $1,500,000
            and Intellectual Property, Sold to Single Purchaser

            LESS:

                Superpriority Claim, 11 U.S.C.ss.364(c)(1)                          540,000

                Administrative Claim, 11 U.S.C.ss.503(b)
                     Professional Fees                                              250,000
                     Unpaid Administrative Expenses, including 11 U.S.C.            250,000
                      ss.365(b) "cure" payments

                Priority Wage Claims, 11 U.S.C.ss.507(a)(3)                          90,000

                Priority "Gap Period" Claims
                                                                                 ----------

                Priority Tax Claims                                                  10,000

                CHAPTER 7 ADMINISTRATIVE EXPENSES                                   100,000
                ---------------------------------                                ----------

                TOTAL:                                                           $1,240,000


                     The Class 5 claims are $5.5 million without any allowance for rejection damages for executory contracts or unexpired leases.

       Recovery to Unsecured Claimants Under Proposed Plan
          of Reorganization                                         15%
       Recovery to Unsecured Claimants Under Going Concern Sale      6%
       Recovery to Unsecured Claimants Under Liquidation             0%

Of course, if the amount realized from a going concern sale of the business is less than $1,500,000, then the percentage paid to unsecured claims would be even less than 6%.

                     It is also important to note that as the Contracts and the Merger do not take effect until the Effective Date of the Plan, none of the revenue or investment associated with them will be available to fund claims in a liquidation case. The same is true regarding the Department of Energy contract, which will terminate if the case is converted to Chapter 7 liquidation.

E.         CONSUMMATION

                     The Debtor plans to consummate the Plan as follows:

1.         FUNDING OF PLAN.
           ---------------

                     Aqua RM Co., Inc. or its nominee will deposit with the Debtor the following amounts for each class.

a)         CLASS 1:  SUPERPRIORITY ADMINISTRATIVE CLAIM.
           --------------------------------------------

                               If the Plan is confirmed, then the Class 1
superpriority administrative claimant will receive a direct disbursement from the Debtor.

                     If this Plan is rejected and another Plan is confirmed, or if the case is converted to Chapter 7, then the Class 1 superpriority administrative claimants will still be paid the full amount of their claim, except only that if the case is converted, the chapter 7 trustee's statutory commissions will be senior to Chardan's claims, as well as certain claims of the Internal Revenue Service for employment trust fund-type taxes incurred from the payment of wages from the advanced funds per the Order of March 25, 2002. The chapter 7 trustee's fees do not include the fees of any professionals retained by the chapter 7 trustee.

b)         CLASS 2:  ADMINISTRATIVE EXPENSE CLAIMS.

           ---------------------------------------

                     As provided for by the Code, the allowed and awarded administrative claim will be paid in full, in cash, on the Effective Date.

                     The Plan Proponents will deposit the full amount necessary to pay the Class 2 claims.

c)         CLASS 3:  "GAP" PERIOD AND PRE-PETITION WAGE PRIORITY CLAIMS.
           ------------------------------------------------------------

                     The claims accruing between October 30, 2001 and November 30, 2001, the date that that the Order for relief was entered, are "gap" period claims, or ss.507(a)(2)-type claims. Class 3 will also include pre-petition ss.507(a)(3) employee wage claims in an amount up to $4,650. Pre-petition employee wage claims in excess of $4,650, earned within 90 days prior to the petition, and any employee wage claims earned prior to that 90-day period, will be Class 5 unsecured claims.

                     The Proponents will deposit, seven (7) days prior to the Effective Date, the full amount of the Class 3 "gap" period and pre-petition employee priority wage claims.

d)         CLASS 4:  PRIORITY TAX CLAIMS.
           -----------------------------

                     Section 1129(a)(9)(C) requires that the pre-petition tax claims be paid in full within the six (6) years of the date of assessment. The first of the 24 quarterly installments will be paid on the Effective Date, and the Proponents will deposit sufficient funds to pay the first installment of the Class 4 priority tax claims. At the option of the Debtor, the full Class 4 claims may be paid in full on the Effective Date.

e)         CLASS 5:  UNSECURED CLAIMS..
           ---------------------------

                     The Debtor will deposit seven (7) days before the Effective Date an amount sufficient to satisfy the allowed claims of the Class 5 claimants, at 15% of the allowed claims, including any amounts sufficient to pay any disputed claims.

f)         CLASS 6:  EQUITY SECURITY INTEREST HOLDERS.
           ------------------------------------------

                     The Debtor will reserve thirty-two percent (32%) of the Debtor's reorganization stock to be distributed to the Debtor's shareholders as of the Effective Date of the Plan. The Debtor will cancel all stock, warrants, rights and options pursuant to ss.1141(d)(1)(B), and the equity interest holders will be eligible for a distribution on the basis of one (1) share of pre-petition common stock for one (1) share of reorganization stock and five (5) warrants for one (1) share of reorganization stock. The present equity interest holders will receive a distribution of reorganization stock without surrendering the existing stock certificates for cancellation.


F.         DEBTOR'S MANAGEMENT AFTER CONFIRMATION.

                     Mark E. Huntley has resigned as CEO of the Debtor and as Chairman of the Board of Directors. Huntley is now the Debtor's Chief Technical Officer. Harry (Doc) Dougherty was appointed the acting President and Chief Executive Officer. The permanent CEO of the Reorganized Debtor will be identified on the Effective Date or as soon thereafter as practicable. Mr. Dougherty will remain acting President and Chief Executive Officer until his successor is installed.

G.         RISK FACTORS.

                     There are no risks of non-payment if the Plan is confirmed.

                     Classes 1, 2, 3, 4, 5 and 6 will be paid the full amount provided for in the Plan for their respective claims on the Effective Date.

                     There are no risks of non-payment for any class.

H.         ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN.

                     If the Plan is not confirmed, under ss.1112, the Chapter 11 may be converted to Chapter 7, a trustee appointed and the assets liquidated.
Section 721 allows a Chapter 7 trustee to operate a debtor's business for a short period, but the trustee must still liquidate the debtor's business promptly.

                     As described above, the Debtor does not believe that the creditors would recover more in a liquidation than they are to receive under the Plan.

                     If the case is converted, the rights of the parties are retained, including the non-bankruptcy rights of the State of Hawaii and the United States of America, to audit, assess and collect any taxes due and owing under the Plan, including any administrative rights.

                     If the Debtor's Plan is not confirmed and consummated, the alternatives include (i) liquidation of the Debtor under Chapter 7 of the Bankruptcy Code and (ii) a dismissal of the case and liquidation. The Debtor believes that liquidation under Chapter 7 would result in (i) smaller distributions being made to all classes because of, among other things, the additional administrative expenses involved in the appointment of a trustee and attorneys and other professionals to assist such trustee, and (ii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtor's operations. The creditors and interest holders will recover a larger percentage of their debt either by the confirmation of the Plan or a dismissal of the case. Upon a conversion to Chapter 7, all of the impaired creditors, at a minimum, will receive less than what is provided for by the Plan.

I.         CONTINUED PAYMENTS TO THE U.S. TRUSTEE.

                     The Debtor will continue to pay the 28 U.S.C.ss.1930(a)(6) quarterly fees of the Office of the United States Trustee until this Court enters an Order closing the case.

J.         RETENTION OF JURISDICTION AND NON-BANKRUPTCY RIGHTS.

                     The Bankruptcy Court will retain jurisdiction to enforce the terms of the Confirmed Plan and any other disputes arising from the Plan and this case. The State of Hawaii and Internal Revenue Service retain their non-bankruptcy rights and remedies, including the remedies set forth in Subtitle F of the Internal Revenue Code.

                     DATED:  Honolulu, Hawaii, April 3, 2002.



-------------------------------------------------------------------------
                                                      JERROLD K. GUBEN
                                                      Attorney for Debtor
                                                      and Plan Proponent
                                                      AQUASEARCH, INC.